599 Lexington Avenue New York, NY 10022-6069 +1.212.848.4000

December 3, 2020

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attention: Ms. Christina Chalk

Re:	Altice USA, Inc. Schedule TO-I Filed November 23, 2020 File No. 5-90339

Dear Ms. Chalk:

On behalf of our client, Altice USA, Inc. (“Altice” or the “Company”), we hereby acknowledge receipt of the comment letter dated November 30, 2020 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above captioned Schedule TO-I (the “Schedule TO-I”).

We submit this letter in response to the Comment Letter on behalf of the Company. For ease of reference, we have reproduced the text of the Staff comment in bold-face type below, followed by the Company’s response. Unless otherwise noted, page number references herein refer to Exhibit (a)(1)(A) to the Schedule TO-I, the Offer to Purchase.

The Company has today filed, via EDGAR, an amendment to Schedule TO-I (“Amendment No. 1”) together with this response letter.

Responses to Staff Comments

Exhibit (a)(1)(A)

Schedule TO-I – Item 10. Financial Statements

1.	We note that Altice will repurchase 21.9% of the Class A common shares if this offer is fully subscribed. Given this significant percentage of the outstanding shares, please supplementally explain your conclusion that pro forma financial statements showing the effect of the offer (if fully subscribed) are not required pursuant to Item 10 of Schedule TO and Item 1010(b) of Regulation M-A.

Response: The Company does not believe that the pro forma financial information described in Item 1010(b) of Regulation M-A is material under the circumstances. The Company notes that Instruction 2 to Item 10 of Schedule TO indicates that financial statements are not material to a tender offer if (i) the consideration offered consists solely of cash, (ii) there is no financing condition to the offer and (iii) the offeror is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR. The Company confirms to the Staff that all three of these conditions are satisfied in the present tender offer. The tender offer will have the following impact on the Company’s financial statements: (a) the Company’s cash will decrease by the amount of cash used by the Company to consummate the Offer, including the payment of fees and expenses in connection with the Offer, and the Company’s liabilities will increase by the amount of borrowings, if any, under the Company’s existing CSC Revolving Credit Facility if it is used to fund some portion of the Offer, (b) total stockholders’ equity will decrease by the amount of funds used to pay for the shares of Class A common stock acquired in the Offer and fees and expenses incurred in connection with the Offer, (c) the number of outstanding shares of Class A common stock of the Company will be decreased by the number of shares acquired in the Offer, and (d) earnings/loss per share at any given level of net income/loss of the Company will increase proportionately by virtue of the decrease in shares of Class A common stock outstanding.

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

December 3, 2020

Furthermore, as the Company reports its net income (loss) per share on a combined basis of both the Company’s Class A and Class B common stock outstanding, the Company believes the combined total outstanding shares is the more relevant metric, and on a combined basis Altice would purchase 14.3% of Altice’s outstanding shares if the Offer were consummated at the lowest end of the price range.

We also respectfully advise the Staff there are several recent Dutch auction self-tender offers, each of which could have potentially resulted in the repurchase of more than 15% of the outstanding shares of the applicable issuer, where the issuer did not provide any financial information, including the pro forma effects of the applicable offer:

•	Hilltop Holdings Inc.’s self-tender offer for up to approximately 19% of its outstanding shares, launched on September 23, 2020;

•	AMC Networks Inc.’s self-tender offer for up to approximately 27.4% of its outstanding shares, launched on September 16, 2020;

•	Armstrong Flooring, Inc.’s self-tender offer for up to approximately 18.2% of its outstanding shares, launched on May 17, 2019; and

•	Thomson Reuters Corporation’s self-tender offer for up to approximately 30% of its outstanding shares, launched on August 28, 2018.

The Company does not believe that a presentation of pro forma financial statements would be material to an investor; nor is it required pursuant to Item 10 of Schedule TO and Item 1010(b) of Regulation M-A. However, in the interest of providing additional disclosure, the Company has amended the Offer to Purchase to (x) renumber Section 17 (“Miscellaneous”) as Section 18, (y) add a new Section 17 (“Financial Information”) to provide the following disclosure regarding the impact of the Offer on the Company’s financial statements and (z) add a corresponding question and answer in the Summary Term Sheet in the Offer to Purchase to summarize such financial information:

Ms. Christina Chalk

U.S. Securities and Exchange Commission

December 3, 2020

The consummation of the Offer will have the following effect on the Company’s financial statements:

(a) the Company’s cash will decrease by the amount of cash used by the Company to consummate the Offer, including the payment of fees and expenses in connection with the Offer, and the Company’s liabilities will increase by the amount of borrowings, if any, under the Company’s existing CSC Revolving Credit Facility if it is used to fund some portion of the Offer;

(b) total stockholders’ equity will decrease by the amount of funds used to pay for the shares of Class A common stock acquired in the Offer and fees and expenses incurred in connection with the Offer;

(c) the number of outstanding shares of Class A common stock of the Company will be decreased by the number of shares acquired in the Offer; and

(d) earnings/loss per share at any given level of net income/loss of the Company will increase proportionately by virtue of the decrease in shares of Class A common stock outstanding.

Offer to Purchase – Summary Term Sheet – Will the Company’s directors and executive officers tender shares in the Offer? Page 6

2.	The disclosure here states that executive officers and directors “may elect to tender their shares in the Offer…” However, on page 29 of the Offer to Purchase, you state: “[O]ur officers and directors have informed us that they will not tender any of their shares in the Offer.” Please revise this section, consistent with the expressed intent of insiders not to tender. Rather than focusing on the possibility that these insiders will not tender as you do currently, it should reflect their stated intentions currently.

Response: In response to the Staff’s comments, the Company has amended the disclosure under “Will the Company’s directors and executive officers tender shares in the Offer?” in the Summary Term Sheet of the Offer to Purchase by clarifying that while the Company’s directors and executive officers may participate in the Offer, all of the Company’s directors and executive officers have expressed their intent not to participate in the Offer. See the Company’s amendment (4) under Item 1. Summary Term Sheet in Amendment No. 1.

3.	See our last comment above. Please add a section in the Summary Term Sheet discussing the possible increases in ownership percentages by Next Alt and officers and directors of the Company by virtue of their stated intention not to tender into the Offer, and assuming repurchase of the maximum of 77,519,379 Class A shares. This section should further describe the voting agreement that exists between Mr. Drahi and other insiders, and how the percentage of shares subject to that agreement will change as a result of the Offer.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

December 3, 2020

Response: In response to the portion of the Staff’s comment relating to voting agreements “between Mr. Drahi and other insiders,” we respectfully advise the Staff that all such voting agreements were terminated in or before March 2020, as disclosed in the Company’s most recent proxy statement filed with the Securities and Exchange Commission on April 24, 2020. As a result, we would propose not to include additional disclosure relating to voting agreements in the Offer to Purchase.

In response to the Staff’s comments in comments 2 and 3, the Company has amended the disclosure under “Will the Company’s directors and executive officers tender shares in the Offer?” in the Summary Term Sheet of the Offer to Purchase and added a new question in the Summary Term Sheet of the Offer to Purchase entitled “Will the Company’s controlling shareholder tender shares in the Offer?”. See the Company’s amendments (4) and (5) under Item 1. Summary Term Sheet in Amendment No.1.

Conditions to the Tender Offer, page 23

4.	Refer to the first offer condition on page 23. We note that the offer is conditioned on the Lightpath Transaction being consummated before the Expiration Time. We further note the following disclosure on page 24 of the Offer to Purchase: “Except for the New York State Public Service Commission approval, the Lightpath Transaction is not subject to any other conditions, but for those conditions that, by their terms, are to be satisfied (or waived) at the closing to the Lightpath Transaction.” Describe these other conditions so that shareholders understand all of the conditions to which this offer is subject.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Lightpath Transaction closed on December 1, 2020. In light of the satisfaction of this condition, the Company has amended the disclosure in the Summary Term Sheet and Section 7 of the Offer to Purchase to disclose satisfaction of the Lightpath Transaction Condition.

5.	Refer to the offer condition listed in the second bullet point on page 23. As currently drafted, the offer is conditioned on trading in securities on any national securities exchange. This condition may be missing some words or otherwise needs to be clarified. Please advise or revise.

Response: In response to the Staff’s comment, the Company has amended the Conditions of the Tender Offer in Section 7 of the Offer to Purchase by replacing the second sub-bullet under the first main bullet on page 23 with the following language:

Ms. Christina Chalk

U.S. Securities and Exchange Commission

December 3, 2020

“any general suspension of trading in securities on any national securities exchange in the United States or in the over-the-counter market;”

6.	Refer to the offer condition in the fourth bullet point on page 23. You appear to be conditioning the offer on any material change in ANY exchange rate of any currency anywhere in the world. Given that there is no definition of material nor any link to the business of the Company or any negative impact on its operations, we believe this may raise concerns of an illusory offer under Regulation 14E. Please revise or advise.

Response: In response to the Staff’s comment, the Company has amended the Conditions of the Tender Offer in Section 7 of the Offer to Purchase by deleting in its entirety the condition set forth in the fourth sub-bullet under the first main bullet on page 23, which currently reads:

“a material change in United States or any other currency exchange rates or a suspension of or limitation on the markets therefor;”

7.	Refer to the last paragraph in this section on page 25: “Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time…” If an event occurs that “triggers” an offer condition, you must promptly notify shareholders whether you are waiving that condition, modifying it, or asserting it and terminating the offer. You may not wait until the end of the offer to assert a condition that occurred before expiration. Please revise this language accordingly.

Response: In response to the Staff’s comment, the Company has amended the Conditions of the Tender Offer in Section 7 of the Offer to Purchase by revising the second sentence in the last paragraph in Section 7 to read as follows:

“Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, provided that, in the event that one or more of the events described above occurs, we will as promptly as practical notify shareholders of our determination as to whether to: (i) waive or modify the applicable condition(s) and continue the Offer; or (ii) terminate the Offer.”

Section 11. Interests of Directors and Executive Officers, page 28

8.	At the bottom of page 28, you state that at the minimum Final Purchase Price, you would repurchase a maximum of 77,519,379 shares. However, on the next page, where you discuss the potential increase in share ownership of Next Alt as a result of the offer, you characterize the maximum amount of shares to be purchased at the minimum Final Purchase Price as 69,444,444 shares. Please revise or advise. If necessary, make appropriate changes to the percentage ownership after the offer on page 29.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

December 3, 2020

Response: In response to the Staff’s comment, the fifth paragraph in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase has been amended as set forth in the following marked excerpt:

“Next Alt has informed us that it does not intend to participate in the Offer. Assuming we purchase 77,519,379 Class A shares in the Offer (the maximum amount at the minimum Final Purchase Price) and Next Alt does not participate in the Offer, based on Next Alt’s share ownership as of November 19, 2020, the proportional beneficial ownership of Next Alt will be approximately 13.8% of the Class A shares, and together with Next Alt’s 98.3% ownership of the Company’s Class B shares (which are convertible into Class A shares on a one for one basis), the proportional beneficial ownership of Next Alt would be approximately 48.1% of the Class A shares on an as converted basis. Based on the above assumptions and assuming that Next Alt does not convert its Class B shares into Class A shares, Next Alt would have 93.6% of the voting power of the Company.”

In response to the Staff’s comment, the disclosure in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) has been amended as set forth in amendments (2), (3), (4) and (5) under Item 11. Additional Information in Amendment No.1.

*****

The Company acknowledges that the Staff may have additional comments after reviewing this response letter.

We appreciate your assistance in reviewing this response letter. Please direct any questions or comments regarding this filing to me at (212) 848-7333.

Sincerely,

/s/ Richard B. Alsop
Richard B. Alsop

cc:	Michael Olsen, Altice USA, Inc. Mathew Bazley, Altice USA, Inc.